Mail Stop 6010									July 6,
2005

Keith Butler
Chief Financial Officer
Synbiotics Corporation
11011 Via Frontera
San Diego, California 92127

Re:	Synbiotics Corporation
    Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents
    File No. 0-11303, Amended June 14, 2005

Dear Mr. Butler:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Schedule 13E-3
1. We reissue prior comment 2 relating to filing persons listed on
Schedule 13E-3. We continue to believe the persons identified in that comment should be added as filing persons on the Schedule 13E-3, for the reasons listed in our comment. Please be aware that the market capitalization of the company and your assertion that fractional shares are being cashed out at a 30% premium do not factor into our analysis of who is engaged in this going private transaction. Nor is the fact that this is not a management buyout, and does not involve, in your view, significant amount of funds, dispositive of the issue of who is required to file and sign the
Schedule 13E-3. As previously requested, please add the persons listed in prior comment 2 as filers on the Schedule, or provide a well-reasoned legal analysis, citing to applicable precedent, as to why those persons or entities are not engaged.
2. We reissue comment 4 in our prior comment letter. Although it is possible that other directors or officers not affiliated with Redwood do not need to be added as filing persons on the Schedule 13E-3, your response does not provide enough relevant facts for us to make this determination. Provide an estimation of each such person`s interest in the company (as a percentage) both before and after the reverse stock split. In addition, where applicable, discuss any other role each such person played in initiating, structuring or financing this transaction, especially in a context other than in their position with the company.
3. We note your response to prior comment 5 that you have not included information relating to the ratio of earnings to fixed charges because the company does not have registered debt securities or preference equity securities. Although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(a)(3) of Regulation M-A requires that
Synbiotics present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges. Please revise.

Schedule 13E-3
Schedule 14A
4. Please revise page 1 to disclose that none of the directors recommending the transaction are independent and that the fairness of the transaction to unaffiliated security holders has not been opined upon by a third party or a financial advisor.
5. We note your responses to prior comment 4. However, in light of our decision to reissue prior comment 2 relating to filing persons, we are also reissuing this prior comment, which asks you to include these persons as filing persons and provide the disclosure required by Regulation M-A. Similarly, we reissue prior comments 14 and 33, regarding the need to address each filing person`s view of fairness and the disclosure required by Instruction 3 to Item 1013, respectively.
6. Refer to prior comment 7 and your response. You state that "there would be nothing material to disclose" in a section addressing the unique interests and conflicts of interest of officers and directors in this transaction. We disagree, since some affiliates will own the company going forward, while most unaffiliated shareholders will be cashed out. We note that despite your assertion, you have added some new language on pages 1 and 3 of the revised proxy statement; however, the new disclosure there does not clearly and concisely describe the effect of the reverse and forward stock splits as it relates to those individuals. That is, a company controlled by directors will concentrate its ownership of the company going forward, while no longer being subject to the current federal reporting scheme and other federal securities laws that apply to public companies. In a single section in a prominent part of the proxy statement, explicitly describe how this transaction will affect the interests of the affiliated filing persons. Your expanded disclosure should present their ownership interest going forward, assuming that all shareholders who currently own less than 200 shares are cashed out. Where Redwood is referenced, describe the relationship between that entity and certain of the company`s directors.
7. We note our prior Comment 9 and your response. Please include the information required by Exchange Act Rule 14a-5(e). While there may be no meeting in 2006 if the company ceases to report under the Exchange Act, the company is not private currently and may not ultimately become private.

Schedule 14A
Introduction, p. 1
8. We are reissuing prior comment 11 relating to expansion of disclosure in the fourth paragraph in the introduction. While we note that you have responded to the second sentence of that paragraph and need not respond further to that portion of the comment, the remainder of your response does not provide sufficient analysis to resolve the issues raised in the comment. As a couple of examples only, your references to "self-evident," "redundant" and "not fully correct" are conclusory statements that do not resolve the issues raised in the comment. In addition, we could not locate the language in the introduction stating that no independent advisors were retained and that there are no independent directors. If you are referring to the mention of the relationship between Messrs Donelan and Hendy and Redwood, that language does not clearly articulate the point we asked you to address. Please revise.
9. We are reissuing prior comment 18 with respect to disclosure of the Board`s determination of the offering price. Please include the information contained in your response to our prior comment in the proxy statement. Also, describe the analysis the Board performed to determine that the premium "represented a nice, round, fairly generous figure." State specifically, what if any analysis it performed concerning the future prospects of the company and its current and prospective products and services. If it performed no additional analysis other than what is stated in the response to our prior comment, so state in the proxy statement. Also, it may also be helpful to explain the basis for the board`s decision to use a 30% premium over the average closing price for the 30 trading days ending on the day before announcement of the Split Transaction rather than a different premium, such as 25% or 35%, for example.

Background, p. 4
10. See prior comment 17 and your response. We are unclear as to what
is meant by the fact that no initial contacts or negotiations occurred because Redwood controls the issuer. It is precisely Redwood`s and its affiliates` role in this transaction that should be described in greater detail. Simply providing dates of board actions
is inadequate, without describing the catalyst for those events.
In
this regard, it should be clear to security holders what is
driving
the timing of this Split Transaction and why the board began considering this transaction on January 7, 2005. See also Item 1013 of Regulation M-A. Also, your disclosure should be revised to disclose the role of the affiliates in initiating and structuring the
Split Transaction.
Please revise.

Factors considered by the board, p. 5
11. We refer you to prior comment 21. As we note in our prior comment, all of the factors listed in Instruction 2 to Item 1014 of
Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by each filing person. In this regard, it does not appear that the board`s analysis as to substantive fairness discusses all of the substantive factors from Item 1014. For example, the disclosure does not address net book value, historical market prices or prices paid in previous purchases. If the board did not consider these factors, please disclose and explain why these factors were not relevant in this transaction.
12. You state on page 7, "[o]ur board of directors did not consider a sale of the Company, to non-affiliates or otherwise, as an alternative to the Split Transaction because it believes that the value of the Company will increase, and that, accordingly, a sale of the Company in the future will result in a higher price paid to shareholders than would a sale of the Company at this time." You should expand the bullet on page 3 concerning your directors` conclusion that the transaction is fair to the company and its unaffiliated shareholders to highlight the Board`s belief that the company`s value will increase in the future, and to explain how this factored into the board`s fairness determination.
13. In addition, explain the reasons for the timing of this transaction, given your view that value of the company will increase in the future.
14. We note your disclosure on page 7 that you did not retain an outside party to provide a report and opinion relating to the fairness of the consideration to be paid to unaffiliated shareholders holding fewer than 2,000 pre-split shares and other fractional shares. In view of the fact that none of the directors that are recommending the Split Transaction are independent and the payment to be received by holders of less than 2,000 shares of common stock appears to be based on an arbitrarily determined price above market, revise to disclose the basis for the board`s decision not to retain an outside party and explain why the board believes that the transaction is fair based on these circumstances.

15. We note your response to our prior Comment 23. You state in your response letter that fairness is primarily a function of the market price and cash out price. If the Board`s fairness decision was primarily based upon these two prices, so state in the proxy statement.
16. We note our prior Comment 24 and reissue the comment. Please explain why you did not consider other alternatives. You state that the Board believes the value of the company will be higher in the future than it is today. But isn`t the relevant analysis whether a sale would yield a higher per share value than the reverse stock split? If not, please explain.
17. We refer you to your response to prior comment 29 and the additional disclosure you included in the first paragraph on page 8.
Other than the board`s conclusion as to fairness, it does not appear that the disclosure addresses the different subsets of unaffiliated shareholders. Rule 13e-3 requires a separate analysis as to fairness for each. Please expand your disclosure to more clearly present this information.
18. We note your response to prior comment 31. Although your response advises that "you have nothing particular in mind," your disclosure suggests that there are specific circumstances that may trigger the board`s decision to utilize its right not to implement the Split Transaction. Accordingly, to the extent that you retain this disclosure, clarify, if true, that there are no current circumstances which would cause the board to exercise its right not to implement the Split Transaction. If future events or circumstances may cause the board to exercise its right, please disclose.

Material Federal Income Tax Consequence, p. 11
19. Please disclose your response to prior comment 32.

We do not intend to pay dividends..., p. 12
20. We note your response to prior comment 36. You should disclose this rationale in the risk factor.
21. Throughout your response letter, you state that the Board`s fairness determination is premised upon the amount of the premium over the 30-day mentioned trading price. Please create a risk factor which states, if true, that the Board did no further analysis to determine whether or not the transaction is fair to unaffiliated shareholders.
Prior Stock Purchases by Affiliates, p. 21
22. We note that affiliates, including directors of the company, purchased shares at prices higher than that being paid in this transaction as recently as the quarter ended December 31, 2004. Given that the board set the per share price to be paid in this transaction within a few months of that date, disclosed how the price paid in these transactions factored into the board`s and such individuals` fairness determination. If it did not, please explain why.

Form 10-K
23. We note our prior Comment 39 and your response, and reissue the comment in its entirety. Your business section needs to be expanded to discuss the various aspects of your business we mention in our prior comment. As to the suggestions in your response to our comment, whether or not the company is being acquired and its market capitalization are irrelevant to its disclosure obligations under the
Exchange Act.
24. We note our prior Comment 40 and reissue it. Expand the disclosure to state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section. Also, describe any incidence of noncompliance over the past three years. Note that the staff has requested this disclosure of registrants of all sizes and that registrants furnish it in their respective disclosure documents.
   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653, or me at
(202) 551-3715 with any other questions.


  Sincerely,




									Jeffrey Riedler
									Assistant Director


cc:	Hayden Trubitt
	Heller Ehrman
4350 La Jolla Village Drive
7th Floor
San Diego, CA 92122-1246
FAX: +1.858.450.8499
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